CONSENT AND OPINION OF COUNSEL


     Re:     Calvert  Impact  Fund,  Inc.
          Calvert  South  Africa  Fund

Ladies  and  Gentlemen:

     As counsel to the Calvert Impact Fund, Inc. Calvert South Africa Fund, it is our opinion that:

(i) Calvert Impact Fund, Inc. is an open-end management company registered under the Securities Act of 1933 and the Investment Company Act of 1940, and is duly organized and validly existing in good standing under the laws of the State of Maryland;

(ii)     Calvert  South  Africa  Fund  is a series of Calvert Impact Fund, Inc.;

(iii) The Agreement and Plan of Reorganization and the execution and filing of the Plan have been duly authorized and approved by all requisite action by the Board of Directors of Calvert Impact Fund, Inc., and the Plan has been duly executed and delivered by Calvert South Africa Fund and is a valid and binding obligation of Calvert Impact Fund, Inc. and its series, Calvert South Africa Fund; and

(iv) Calvert South Africa Fund shares to be issued pursuant to the Agreement and Plan of Reorganization (the "Plan") have been duly authorized and upon issuance thereof in accordance with the Plan will be validly issued, fully paid and non-assessable shares of beneficial interest of Calvert South Africa Fund.

     Our opinion is based on an examination of documents related to the Calvert Impact Fund, Inc. Calvert South Africa Fund, including its Articles of Incorporation, its By-Laws, other original or photostatic copies of corporate records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion.

Very  truly  yours,

SULLIVAN  &  WORCESTER  LLP
February  26,  2001